UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RIO VISTA ENERGY PARTNERS L.P.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
767271109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,262 [See Note in Item 4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		27,262 [See Note in Item 4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,262 [See Note in Item 4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.97% [See Note in Item 4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Page 2 of 8 Pages

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS ING Life Insurance and Annuity Company [1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Connecticut

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,262 [See Note in Item 4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		27,262 [See Note in Item 4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,262 [See Note in Item 4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.97% [See Note in Item 4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC/CO
1 ING Life Insurance and Annuity Company is a wholly owned indirect subsidiary of ING Groep N.V.

Page 3 of 8 Pages

CUSIP No.	767271109

Item 1(a).	Name of Issuer:

Rio Vista Energy Partners L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1313 E. Alton Gloor Blvd.
Suite J
Brownsville, Texas 78526

Item 2(a).	Name of Person Filing:

ING Groep N.V.
ING Life Insurance and Annuity Company

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

ING Life Insurance and Annuity Company
One Orange Way
Windsor, Connecticut 06095-4774

Item 2(c).	Citizenship:

See item 4 on Page 2
See item 4 on Page 3

Item 2(d).	Title of Class of Securities:

Common Units

Item 2(e).	CUSIP Number:

767271109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

Page 4 of 8 Pages

CUSIP No.	767271109
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership. [2]
(a)	Amount beneficially owned:
See item 9 on Page 2
See item 9 on Page 3
(b)	Percent of class:
See item 11 on Page 2
See item 11 on Page 3
2 Ownership is calculated on the basis of the currently exercisable portion of a warrant issued by Rio Vista Energy Partners L.P. (the “Issuer”) to TCW Energy Funds X Holdings, L.P. (“Holdings”). ING Life Insurance and Annuity Company (“ING”) holds a 6.81556% equity interest in Holdings.
TCW Asset Management Company (“TAMCO”) serves as discretionary investment manager to ING with regard to its investment in Holdings pursuant to the Investment Management and Custody Agreement between ING, TAMCO and Trust Company of the West, dated March 18, 2004. If the warrant were exercised, ING and TAMCO would have shared power to vote (or direct the vote) and dispose of (or direct the disposition of) common units of the Issuer.
TAMCO has advised ING that the warrant provides that Holdings may, until a demand loan (“Demand Loan”) advanced by a member company of The TCW Group, Inc. business unit is repaid in full, purchase common units in the Issuer in an amount determined by dividing the outstanding principal amount then owed on the Demand Loan by an exercise price equal to the lower of: (A) $13.33 per common unit and (B) 90% multiplied by the average of the closing prices for a common unit for the 20 trading days immediately preceding the date of Holdings’ election to exercise. In addition pursuant to the term of the warrant, Holdings has the right to exercise the warrant to effectively convert debt owed by the Issuer under a senior credit facility (“Credit Facility”), net of the Demand Loan, but including accrued interest and expenses on the remaining principal amount, into additional common units of the Issuer at a price equal to 90% of the 20-day average trading price of such common units preceding the election to convert. TAMCO has advised ING that, as of February 28, 2009 Holdings and the Issuer agreed to certain modifications involving the Demand Loan and the Credit Facility. According to TAMCO, these modifications include, among other provisions, a limitation on Holding’s right to exercise its warrant with respect to either the Demand Loan or the amounts due under the Credit Facility. In particular, Holdings has agreed that it will not (except as to the right to immediately exercise the warrant to acquire up to 400,000 common units) exercise any right to acquire common units under the terms of the warrant except upon prior written notice to the Issuer of not less than sixty-two days. Solely as a result of this modification (and not as the result of any purchases or sales of common units or rights to common units), ING’s indirect beneficial ownership interest (through Holdings) in the common units of the Issuer (as calculated pursuant to Rule 13d-3) has been reduced to 0.97%, as reported herein.

Page 5 of 8 Pages

CUSIP No.	767271109
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2 See item 5 on Page 3

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2 See item 6 on Page 3

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2 See item 7 on Page 3

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2 See item 8 on Page 3

Item 5.	Ownership of Five Percent or Less of a Class.

☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

CUSIP No.	767271109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010 (Date) ING GROEP N.V.
By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)

Just A.M. Emke-Petrelluzzi Bojanic Compliance Officer (Name/Title)
By:	/s/ Rob M. Fischmann
(Signature)

Rob M. Fischmann Manager Compliance Netherlands (Name/Title)

Page 7 of 8 Pages

CUSIP No.	767271109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010 (Date) ING LIFE INSURANCE AND ANNUITY COMPANY
By:	/s/ David S. Pendergrass
(Signature)

David S. Pendergrass Senior Vice President, Treasurer (Name/Title)

By:	/s/ Boyd Combs
(Signature)

Boyd Combs Vice President, Tax (Name/Title)

Page 8 of 8 Pages